DC
No Act
P.E. 1-24-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07047090

February 12, 2007

Kenneth L. Wagner
Associate General Counsel
Bank of America Corporation
NC1-002-29-01
101 S. Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2007

Re: Bank of America Corporation
Incoming letter dated January 24, 2007

Dear Mr. Wagner:

This is in response to your letter dated January 24, 2007 concerning the shareholder proposal submitted to Bank of America by John Jennings Crapo. On January 12, 2007, we issued our response expressing our informal view that Bank of America could not exclude the entire proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there now seems to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

RECD S.E.C.
FEB 2 2007

Sincerely,

Martin P. Dunn

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

cc: John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

108597

KENNETH L. WAGNER
Associate General Counsel
Legal Department

Bank of America

January 24, 2007

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Reconsideration Request
Stockholder Proposal Submitted by John Jennings Crapo

Ladies and Gentlemen:

By letter dated December 6, 2006 (the "Initial Request"), Bank of America Corporation (the "Corporation") requested the concurrence of the staff of the Division of Corporation Finance (the "Division") that a shareholder proposal (the "Proposal") submitted by John Jennings Crapo could be omitted from the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting") pursuant to Rule 14a-8. The Corporation's Initial Request is attached hereto as **Exhibit A**. In the Initial Request, the Corporation argued that the Proposal could be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to (i) Rule 14a-8(i)(3), because it is in violation of the proxy rules, (ii) Rule 14a-8(i)(5), because it is not economically or otherwise significantly related to the business of the Corporation, (iii) Rule 14a-8(i)(7), because it deals with a matter relating to the Corporation's ordinary business operations, and (iv) Rules 14a-8(d) and (f), because the Proposal exceeded the 500-word limitation.

In response to the Initial Request, the Division, by letter dated January 12, 2007, concurred that the Proposal's supporting statement could be omitted pursuant to Rule 14a-8(i)(3), but that it was unable to concur with the Corporation's view that the Proposal itself could be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. The Division's January 12, 2007 response is attached hereto as **Exhibit B.**

The Corporation continues to believe that the Proposal (in addition to its supporting statement) may be excluded under Rule 14a-8(i)(3), and respectfully requests the Division to reconsider its response for the reasons set forth in the Initial Request and as set forth herein.

The Proposal

The Proposal requests that the Board of Directors "institute a policy of reducing investments of the Corporation by five (05) percent annually until such time as the State of Israel ceases its military, economic, and other political attacks on the Palestinian Authority and League of Arab States."

Tel: 704.386.9036 Fax: 704.719.8043
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

Basis for Reconsideration under Rule 14a-8(i)(3)

As noted in the Initial Request, the Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...." See *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004). The Corporation believes that the Proposal itself, apart from the supporting statement, is defectively vague and indefinite, and accordingly, would like to clarify the Initial Request and the basis for this belief.

The Proposal requests the Corporation to "institute a policy of reducing investments of the Corporation by five (05) percent annually" until such time as certain conditions regarding the State of Israel are satisfied. Based on the language of the Proposal, it is unclear whether the Proposal requires the reduction of all investments by the Corporation on a global basis, or whether the Proposal calls only for a reduction of investments in the State of Israel. The Proposal does not provide clear guidance with respect to the geographic scope of the investments required to be reduced. In addition, it is unclear what "investments" should be reduced under the terms of the Proposal. Would the Proposal require a reduction of equity or debt investments, asset investments, joint ventures, or other operational investments (such as a new branch location or automated teller machine)? Would the Corporation be required to reduce all capital expenditures across the board? Again, the Proposal does not provide clear guidance on the meaning of "investments." Further, as stated in the Initial Request, it is unclear what is meant by, or included within the scope of, "military, economic, and other political attacks" under the Proposal. As a result, the Corporation and its stockholders will not know when investment reductions would or would not be required. As a result of these deficiencies, the Proposal is so vague and indefinite that neither the Corporation nor stockholders voting on the Proposal would be able to determine with reasonable certainty exactly what action or measures would be required if the Proposal was adopted.

Conclusion

On the basis of the foregoing, the Corporation respectfully requests the reconsideration of the Division's January 12, 2007 response that the Proposal may not be excluded from the Corporation's proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(3).

The 2007 Annual Meeting is scheduled to be held on April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission on or about March 19, 2007 and to commence mailing to its stockholders on or about such date. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Best regards,

Kenneth L. Wagner/KMP

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
John Jennings Crapo

EXHIBIT A

KENNETH L. WAGNER
Associate General Counsel
Legal Department

Bank of America

December 6, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John Jennings Crapo

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal and supporting statement on July 24, 2006 (the "Proposal") from John Jennings Crapo for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Proposal is handwritten and, in some instances, illegible. For your convenience, a good faith transcription is attached as **Exhibit B** hereto. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2007 Annual Meeting.

Tel: 704.386.9036 Fax: 704.719.0843
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

SUMMARY OF PROPOSAL

The Proposal requests that the Board of Directors "institute a policy of reducing investments of the Corporation by five (05) percent annually until such time as the State of Israel ceases its military, economic, and other political attacks on the Palestinian Authority and League of Arab States." The Proposal also asks for a report in future proxy statements regarding such reductions.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(5), Rule 14a-8(i)(7) and Rules 14a-8(d) and (f). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules. The Proposal may be excluded pursuant to Rule 14a-8(i)(5) because it is not economically or otherwise significantly related to the business of the Corporation. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations. Finally, the Proposal may be excluded pursuant to Rule 14a-8(d) and (f) because the Proposal, including its supporting statement, exceed the 500-word limitation.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules.

The Division has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Bank of America* (February 17, 1006) ("*Bank of America I*"); *Sara Lee Corporation* (March 31, 2004) ("*Sara Lee*"); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001). Rule 14a-8(i)(3) also permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In addition, *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*") states that "[i]t is important to note that rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole." This Proponent has repeatedly submitted proposals and supporting statements that have been excludable under Rule 14a-8(i)(3). See *Bank of America I; The Proctor & Gamble Company* (June 30, 2005) ("*Proctor & Gamble*"); *American International Group, Inc.* (March 21, 2002); and *Tri-Continental Corporation* (March 14, 2000).

The Proposal is vague and indefinite. The Proposal seeks to link certain corporate action (i.e., investments in Israel) to the cessation of certain alleged actions taken by the State of Israel against the Palestinian Authority and the League of Arab States that the Proponent characterizes as "military," "economic" and "political." However, the Proposal does not define what actions must cease, or what actions are considered military, economic or political. The Corporation has no clear instructions regarding when investments in Israel are permissible. As a result, the Proposal is vague and indefinite and neither the Corporation nor stockholders voting on the Proposal would be able to determine with reasonable certainty exactly what action or measures would be required in the event the Proposal was adopted.

In addition, the supporting statement is rambling, illegible, false and misleading, offensive, anti-Semitic and is generally filled with paranoia and verbiage unrelated and irrelevant to the subject matter of the Proposal. The Corporation does not believe the supporting statement (and the Proposal) are suitable for presentation in the proxy materials for the 2007 Annual Meeting. The supporting statement includes a paragraph tracing the history of the Proponent's stock ownership. In addition, a sampling of the supporting statement includes the following points:

- that the Proponent is hated for being a stockholder activist and that "Board Chairmen, Presidents and Directors and other such Trustees detest and loathe him."
- that the Proponent "has long been a victim of oppression for his compassion for Arabs inconvenienced by invasion of their homelands by Jews. Jews have hated him the most - many have been social workers who have intimidated and threatened him with professional job and housing retaliation and other reprisals for his not violating national security as agents in Israel may steal atomic weapons";
- that the Proponent's "mother worked on the nuclear submarine and proponent like most has admired and revered that submarines inventor who lived and worked a long time one (01) of America's great heroes";
- that "Proponent was a victim of an unsuccessful by Jews who saw him using a urinal and saw he was circumcised. It was an elementary school latrine and he was told he was to be killed the succeeding day. He fled to his family for help and was denied help. One (01) of them was school department employee. He was chased into a corner and couldn't find a gate to escape. A neighbor of the elementary school rescued him from the gang"; and that "[t]hese Jews have relentlessly pursued him for a long time";
- That the Proponent has "habitated in conditions worse than one (01) might find in the Third World and Jews have failed to provide him with acceptable housing" and that the Proponent "has been homeless long time and frequently he's a victim of anti-Semitic talk which he's objected to and has said a more appropriate solution for the surviving Jews is to return to Europe and to be welcomed by the successors there of Herr Hitler and the forum to do that is not a stockholder meeting and presumably the Hague tribunal of Arbitration which Tsar Nicholas 2nd helped formed would be that form. Proponent resides in a shelter with recovering alcoholics, narcotic addicts, men in wheelchairs, etc. and one wheel chair man who whispers in ears when he tries to rest thereby making him not!!!";
- That "Anti Aryan hatred towards proponent was demonstrated by his alma mater when as sophomore he tried to introduce the President of the League of Arab States ("Arab League") to the membership of his organization and who was willing to travel there at his own expense from the Arabian peninsula. The organizations rebuffed and proponent was made to exit the

university"; that "Proponent attempted to introduce a similar proposal at another major national corporation and the no-action letters that came from the Commission said it was a humanitarian gesture worthy but about the great work Marshall Stalin whose courageous [illegible] prevented the invasion of Russia rendering it impossible for his legions to sweep across Europe and Asia to [illegible] with Herr Hitler's allies to liquidate every Chinese person living in China during the 1930's and 1940's"; and

- that the Proponent's "proposal is the correct route to pursue a final solution to the horrible and terminate the violence that is about the world that has it's genesis in the 1930's and 1940's."

Taken as a whole, the Proposal and supporting statement are anything but "clearly presented." The supporting statement in *Proctor & Gamble* contained several similar statements. The Proposal makes statements as if they were factually correct-- that the State of Israel has inflicted "military, economic, and other political attacks on the Palestinian Authority and League of Arab States" but the Proponent provides no factual or other support. As cited above, the Division has regularly permitted exclusion of all or portions of a proposal and supporting statement. In this instant, the Corporation believes that the entire Proposal and supporting statement should be excluded.

As discussed in *SLAB 14B*, the Proposal and its supporting statement have numerous defects that support their exclusion under Rule 14a-8(i)(3). Under *SLAB 14B*, the Division will continue to permit the exclusions of proposals under Rule 14a-8(i)(3) that include:

- "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;. . ."
- "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and
- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

Based on the foregoing, the Corporation believe that the Proposal and supporting statement are clearly contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements and may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(5) because The Proposal is not significantly related to the business of the Corporation

Rule 14a-8(i)(5) permits exclusion of a proposal which relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year and (iv) is not otherwise significantly related to the company's business. *See Merck & Co., Inc.* (January 4, 2006); *The Proctor & Gamble Company* (August 11, 2003); and *Hewlett-Packard Company* (January 7, 2003) ("*HPC*").

As of and for the year ended December 31, 2005 and the nine months ended September 30, 2005, the Corporation, on a consolidated basis, had total assets of $1.3 trillion and $1.45 trillion, respectively, revenues of $56.1 billion and $54.6 billion, respectively, and net income of $16.5 billion and $15.9 billion. For the most recent fiscal year end December 31, 2005 and the nine months ended September 30, 2006, the Corporation generated no revenues or net income from operations present in Israel.[1] The Corporations has no employees, branches or automated teller machines (ATMs) in Israel. The Corporation has de minimus assets in Israel, its only two Israel based subsidiaries having been dormant for a number of years. Those two subsidiaries are in the process of being liquidated and that process is expected to be completed by June 30, 2007. Based on these facts, the Proposal is not economically or otherwise significant to the Corporation's business inside or outside of Israel.

In *HPC*, a similar proposal required the company to "relocate or close its offices in Israel, divest itself of any land owned in Israel and send a letter regarding Israel's violations of U.N. resolutions and international human rights standards." In *HPC*, the company's operations that related to Israel accounted for less than one percent of its assets at the end of its most recent fiscal year, under 3.5% of its net earnings (net loss) for its most recent fiscal year and approximately 0.1% of its net revenues for its most recent fiscal year. In addition, the proposal also related to operations of the company which it argued were not otherwise significantly related to its business. The Division found that the proposal in *HPC* was excludable under Rule 14a-8(i)(5) and noted the company's representation that the amount of revenues, earnings and assets attributable to the company's operations in Israel were less than five percent and the proposal was not otherwise significantly related to the company's business.

The Division has found that proposals regarding divestment from Israel are not otherwise significantly related to a company's business. See *American Telephone and Telegraph Co.* (January 30, 1992) ("*AT&T*"); and *Motorola, Inc.* (February 21, 1995). In *AT&T*, the proposal at issue requested the company's board of directors "take the necessary steps to phase out all sales of AT&T products and services to the state of Israel and Israeli businesses." The Division, in permitting omission of the proposal noted that the company satisfied the economic tests and that the policy issue raised by the proposal, "Israel's treatment of Palestinians, is not significant, and in fact is not related, to AT&T's business." Subsequently, the Commission declined a request to review the position taken by the

[1] The Corporation does generate an insignificant amount of cross-border revenues from clients based in Israel, but does not have active operations based in Israel. Obviously the Corporation cannot control where its clients live or operate.

Division. In *Motorola* a proposal requested that the company's board establish a policy to prohibit the sale of products or provision of services to any settlement, including persons residing in those settlements, located in the "Occupied Territories" where Israeli settlements exist. In finding that the proposal was excludable, the Division noted that the company satisfied the economic tests and reiterated that "the policy issue raised by the proposal, Israeli settlements in the Occupied Territories, is not otherwise significantly related to the Company's business." Similarly, in *J.P. Morgan & Co. Incorporated* (February 5, 1999) ("*J.P. Morgan*") a proposal mandated that the company discontinue banking services with Swiss entities "until such time as all the claims are settled by financial institutions of Switzerland and complete and total restitution is made to other heirs of the victims of the homicides by the government of the Third Reich and it's (sic) partner (sic) the Kingdom of Italy and the Empire of Japan." While the *J.P. Morgan* proposal raised a serious social issue, it was an issue that bore no direct connection to the company's relatively minor Swiss operations. The Division found the J.P. Morgan proposal excludable under Rule 14a-8(i)(5).

As was the case in the situations referenced above, the Corporation clearly satisfies the economic tests of Rule 14a-8(i)(5) and the policy issue raised by the proposal, Israel's alleged "military, economic, and other political attacks on the Palestinian Authority and League of Arab States" is not significant, and in fact is not in any way related, to the Corporation's business as a whole. Rather, the Proposal only addresses the general concerns of the Proponent. For the reasons set forth above, the Corporation believes the Proposal may be omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(5).

3. The Corporation may omit the Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a proposal that deals with a matter relating to the conduct of the ordinary business operations of the company. The Proposal amounts to a request that the shareholders be able to block the directors and management from exercising discretion as to the location where the Company and its subsidiaries may do business. The management of these issues constitute the day-to-day ordinary business of the Corporation.

The Corporation has operations around the world. The determination of where to operate its business and provide client services is within the scope of the Corporation's management, as part of the normal or routine practice in running the Corporation's operations. In addition, the locations where Corporation chooses to conduct its business operations is a matter of ordinary business and does not raise significant social policy issues. The Division precedent discussed above under Rule 14a-8(i)(5) lend further support to this view. These day-to-day choices are exactly the type contemplated by the Commission as fundamental to management's ability to run a company on a day-to-day basis. *See AT&T Corp.* (March 6, 2001) (excluding a proposal related to the placement of operating equipment); *MCI Worldcom, Inc.* (April 20, 2001) (excluding a proposal related to the determination of the location of office or operating facilities); and *McDonald's Corporation* (March 3, 1997) (excluding a proposal related to plant location under Rule 14a-8(c)(7).

The Corporation believes that it is clear that the Proposal addresses ordinary business matters that are part of the day-to day exercise of management responsibility. Accordingly, the Corporation believes that the Proposal may be omitted from its proxy materials for its 2007 Annual Meeting based on Rule 14a-8(i)(7).

4. The Corporation may omit the Proposal pursuant to Rules 14a-8(d) and (f) because the Proposal, including its supporting statement, exceeds the 500 word limitation.

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2007 Annual Meeting pursuant to Rules 14a-8(d) and 14a-8(f). Under Rule 14a-8(d) a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. In addition, the Division has routinely permitted the omission of a stockholder proposal from proxy materials where a proponent failed to revise a proposal to comply with the 500-word limitation. See *Bank of America Corporation* (January 27, 2005); *Proctor & Gamble Company* (August 10, 2004); and *Amgen, Inc.* (January 12, 2004).

By certified letter dated October 19, 2006 (the "Request Letter"), the Corporation requested that the Proponent revise the Proposal and supporting statement to comply with the 500-word limitation.[2] The Request Letter specifically stated that the revised Proposal must be provided to the Corporation within 14 calendar days of the Proponent's receipt of the Request Letter. In addition, the Request Letter provided the relevant provisions of Rule 14a-8. Based on the return receipt, the Request Letter was received by the Proponent on October 24, 2006. A copy of the Request Letter and evidence of its receipt by the Proponent are attached hereto as **Exhibit C**. As of the date of this letter, the Proponent has not revised his Proposal to comply with the 500 word limitation.

Although the Corporation's Request Letter was not initially sent within 14 days of its receipt of the Proposal, the Proponent was given the full benefit of Rule 14a-8(f). In effect, the Proponent had several months, in addition to the 14 days provided in the Request Letter, to revise his Proposal to comply with the 500 word limitation. In addition, we note that the Proponent is a seasoned veteran in Rule 14a-8 and shareholder proposal submissions. The Proponent was not prejudiced in anyway by the delayed Request Letter. We are quite confident that the Proponent knows or should have known that Rule 14a-8 proposals must not exceed 500 words. Accordingly, because the Proponent failed to cure, in a timely manner, the deficiency noted above, the Corporation believes it may omit the Proposal from its proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(f).

[2] The Request Letter also requested that the Proponent provided a written statement of his intention to continue to hold his securities through the 2007 Annual Meeting as required by Rule 14a-8(b). However, after deciphering the Proponent's submission, it was determined that the required statement was provided in the original submission.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
John Jennings Crapo

EXHIBIT A

JOHN JENNINGS CRAPO ("Shareholder CRAPO")
Homeless old man. Homeless Shelter
POBox 400151 CAMBRIDGE MA 02140-0002

One (01) of four (04) pages
Via Certified mail 22 ze June 2006
return receipt requested ("CMRRR")
art# 7006 0100 - - - 6856 courtesy copy
7006 0100 ... 9793

BANK OF AMERICA CORPORATION Attn PLEASE CORPORATION SECRETARY
100 TRYON Street CHARLOTTE NC 28202-4000

My shareholder proposal
submission to ~~said~~ corporation
next forthcoming stockholder meeting
BANK of AMERICA Corporation of assembled
shareholders and proxies convened for
purpose of a Shareholder Meeting

Dear Ms the Corporation Secretary
Shareholder proposal

We shareholders and proxies convened as an assembled of shareholders do hereby request the Board of Directors ("Directors") of BANK OF America Corporation do as follows

Institute an annual policy of reducing investments of the Corporation by five (05) percent annually until such time as the state of Israel ceases it's military, economic, and other political attacks on the Palestinian authority and League of Arab States ("Arab League") members

We ask in proxy statement of the Corporation for a complete report of each five (05) percent reduction or decision not to so reduce

Reasons

Shareholder proponent is well known in the area of Stockholder activisism in having proposed introduced and submitted shareholder proposals to numerous national corporations, and introducing + presenting them for long time, and he's hated for doing that although it's fiduciary duty of all shareholders to do this. The law mandate this shareholder activism. Board chairmen, Presidents + Directors + other such Trustees detest and loth him. For a long time his ownership has been hypher in Stockownership this corporation and it's predecessor ~~qualifying~~ qualifying his shareholder proposals for

More

for introduction in the proxy statement. He's owned qualifying stock IN New Bedford INStitution for Savings headquartered IN City where he was born, Fleet Financial Corp (Headquartered IN City where his parents were married), First National National Bank of Boston, et cetera the stock ownership is more than the US Securities & Exchange Commission ("COMMISSION") threshold for introduction on such proposals and he plans to continue the stock ownership until at least thirteen(13) minutes have expired after the shareholders meeting has adjourned and that balloted on his proposal. Proponent plans to present the shareholder proposal

shareholder proponent has long been a victim of oppression for his compassion for Arabs inconvenienced by an invasion of their homelands by Jews. Jews have hated him the most - many have been social workers who have intimidated & threatened him with professional, job, and housing retaliation and other reprisals for his not violating national security so agents of Israel may steal atomic weapons. His mother worked on the nuclear submarine, and proponent like most has admired and revered that submarine's INVentor who lived and worked a long time - one (01) of America's great heroes. Briefly we state

Proponent was a victim of an UNSUCCESSful by Jews who saw him USING a urinal and saw he was circumcised. It was in elementary school latrine & he was told he was to be killed the succeeding day. He fled to his family for help and was

more

Shareholder Crapo to Briggs Am Corp.
P. three (03) of four (04) pages
June 22nd 2006

denied help. one (01) of them was school department employee. He was chased into a corner & couldn't find a gate to escape. a neighbor of the elementary school rescued him from the gang

these Jews have relentlessly pursued him for long time. he's habitated in conditions worse than one (01) might find in the third World and Jews have failed to provide him with acceptable housing. He's been homeless long time and frequently he's a victim anti semitic talk which he's objected to & has said a more appropriate solution for the surviving Jews is to return to Europe & to be welcomed by the successors there of ~~Herr Hitler~~ / HERR Hitler and the forum to do that is not a stockholder Meeting & presumably the Hague tribunal of arbitration which Tsar Nicholas 2nd helped found would be that forum. Proponent resides in a shelter with recovering alcoholics, narcotics addicts, men in wheel chairs, etc & one wheel chair man who whispers in ears when he tries to rest thereby making him hot!!

anti aryan hatred towards proponent was demonstrated by his alma mater when as sophomore he tried to introduce the President of the League of Arab states ("Arab League") to the membership of his organization & who was willing to travel there at his own expense from the Arabian peninsula. the organization rebuffed and proponent was made to exit the university.

Proponent attempted to introduce a similar proposal at another ~~stat~~ major national corporation

more

Shareholder Crahoto Bahy am Corp.
P. four (04) of four (04) pages
June 22 2006

and the no-action letter that came from the commission - said it was a humanitarian gesture worthy but about the great work MARSHALL STALIN whose courageous private prevented the invasion of Russia rendering it IMPOSSIBLE for his legions to sweep accross Europe + asia to cohesively unto (Herr Hitler's allies to liquidate every chinese person living IN China, during the 1930's and 1940's)

We think that shareholder proponent's proposal is the correct route to pursue a final solution to the trouble and terminate the violence that is about the world that has it's genesis IN the 1930's and 1940's ending reasons.

Shareholder proponent looks forward to questions comments re: this submission via US Postal Service at his Post office Box and comments that way and not on the premises of any homeless & other shelter or ... other facility elsewhere which can result IN Violence, desertions, absences without leave, et cetera of US and other allied soldiers IN the IRAQ circumstances, and at Central Asia as well.

Sincerely & Hotely

(Shareholder) John Jennings Crapo
JJC/jjc C.C. to/for USA Securities & Exchange Commission Via CMRRR.

John Jennings Crapo, Stockholder
Homeless old man, Homeless Shelter
PO Box 400151
CAMBRIDGE MA 02140-0002

22 June 2006

via CMRRR
US Securities & Exchange Commission ("Commission")
Div. of Corporation Finance
attn please Director of Div. of Corp Fin
Washington DC
re: shareholder proposal to
Bank of America Corp

Dear Commission

Enclosed I call to your attention my
four (04) page shareholder proposal to
Bank of America Corporation which
I send Certified Mail return receipt
requested which I ask you to
attend to as soon as possible

Sincerely, briefly

John Jennings Crapo

Encl:

c.c. to said office of Corp. Secretary
Bank of America Corp via CMRRR

EXHIBIT B

Good Faith Translation of Crapo Proposal

We shareholders and proxies convened as an assembled of shareholders do herby request the Board of Directors ("Directors") of Bank of America Corporation do as follows:

Institute an annual policy of reducing investments of the Corporation by five (05) percent annually until such time as the State of Israel ceases it's military, economic and other political attacks on the Palestinian Authority and League of Arab States ("Arab League") members.

We ask in proxy statements as the Corporation for a complete report of each five (05) per cent reduction or decisions not to so reduce.

Reasons

Shareholder proponent is well known in the area of stockholder activism in having proposed introduced and submitted shareholder proposals to numerous national corporations, and introductions and presenting them for long time, and he's hated for doing that although it's fiduciary duty of all shareholders to do this the law mandates this shareholder activism. Board Chairmen, Presidents and Directors and other such Trustees detest and loathe him. For a long time his ownership has been [illegible] in stockownership this corporation and its predecessors qualifying his shareholder proposals for more for introducing him in the proxy statement. He's owner of qualifying stock in New Bedford Institution for Savings headquartered in city where he was born, Fleet Financial Corp. (headquartered in city where his parents were married). First National Bank of Boston, etc. the stock ownership is more than the U.S. Securities and Exchange Commission ("Commission") threshold for introduction such proposals and he plans to continue the stock ownerships until at least thirteen (13) months have expired after the shareholder meeting has adjourned that balloted on his proposal. Proponent plans to present the shareholder proposal.

Shareholder proponents has long been a victim of oppression for his compassion for Arabs inconvenienced by invasion of their homelands by Jews. Jews have hated him the most - many have been social workers who have intimidated and threatened him with professional job and housing retaliation and other reprisals for his not violating national security as agents in Israel may steal atomic weapons. His mother worked on the nuclear submarine and proponent like most has admired and revered that submarines inventor who lived and worked a long time one (01) of America's great heroes.

Briefly we state

Proponent was a victim of an unsuccessful by Jews who saw him using a urinal and saw he was circumcised. It was an elementary school latrine and he was told he was to be killed the succeeding day. He fled to his family for help and was denied help. One (01) of them was school department employee. He was chased into a corner and couldn't' find a gate to escape. A neighbor of the elementary school rescued him from the gang.

These Jews have relentlessly pursued him for a long time. He's habitated in conditions worse than one (01) might find in the Third World and Jews have failed to provide him with acceptable housing. He's been homeless long time and frequently he's a victim of anti-Semitic talk which he's objected to and has said a more appropriate solution for the surviving Jews is to return to Europe and to be welcomed by the successors there of Herr Hitler and the forum to do that is not a stockholder meeting and presumably the Hague tribunal of Arbitration which Tsar Nicholas 2nd helped formed would be that form. Proponent resides in a shelter with recovering alcoholics, narcotic addicts, men in wheelchairs, etc. and one wheel chair man who whispers in ears when he tries to rest thereby making him not!!!

Anti Aryan hatred towards proponent was demonstrated by his alma mater when as sophomore he tried to introduce the President of the League of Arab States ("Arab League") to the membership of his organization and who was willing to travel there at his own expense from the Arabian peninsula. The organizations rebuffed and proponent was made to exit the university. Proponent attempted to introduce a similar proposal at another major national corporation and the no-action letters that came from the Commission said it was a humanitarian gesture worthy but about the great work Marshall Stalin whose courageous [illegible] prevented the invasion of Russia rendering it impossible for his legions to sweep across Europe and Asia to [illegible] with Herr Hitler's allies to liquidate every Chinese person living in China during the 1930's and 1940's.

We think that shareholders proponent's proposal is the correct route to pursue a final solution to the horrible and terminate the violence that is about the world that has it's genesis in the 1930's and 1940's.

End of Reasons.

EXHIBIT C

Bank of America

Legal Department

October 19. 2006

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Crapo:

We received your request to include a stockholder proposal in the Corporation's 2007 annual proxy statement. In order to properly consider your proposal for inclusion in the Corporation's proxy statement, you must meet certain eligibility requirements. We were able to verify that you have continuously held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year by the date you submitted your request to include a stockholder proposal in the Corporation's 2007 annual proxy statement. However, in accordance with Rule 14a-8(b) of the Securities and Exchange Commission ("SEC"), we need for you to provide a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Furthermore, under SEC Rule 14a-8(d), a stockholder proposal and the accompanying statement may not exceed 500 words. Although your proposal and the supporting statement exceed this limit, you may submit a revised proposal under SEC Rule 14a-8(f). Please note, however, if you do not provide a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders and you do not submit a revised proposal that complies with the 500 word limitation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our 2007 proxy statement. For your convenience, I have attached a copy of the relevant SEC provisions, Rule 14a-8(b)(d) and (f).

Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 29255

Notwithstanding the foregoing, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send any future correspondence to my attention: William J. Mostyn III, Corporate Secretary, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

Very truly yours,

William J. Mostyn III /KMO

William J. Mostyn III
General Deputy Counsel and
Corporate Secretary

Attachment

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

COMPLETE THIS SECTION ON DELIVERY

A. Received by (*Please Print Clearly*) John J. CRAPO

B. Date of Delivery 24 Oct 2006

C. Signature J. J. Crapo
X Wonderous Shareholder ☐ Agent ☒ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

02140-9998
Delivery Courtesy
of Cetera

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (*Extra Fee*) ☐ Yes

2. Article Number (*Copy from service label*) 7003 1010 0000 8694 6773

PS Form 381‹ ›uly 1999 ›stic Return Receipt 102595-00-M-0952

EXHIBIT B

BANK OF AMERICA CORP /DE/ (BAC)

BANK OF AMERICA CORPORATE CENTER
100 N TRYON ST
CHARLOTTE, NC 28255
704. 386.8486
http://www.bankofamerica.com

NO ACT

NO ACTION LETTER
Filed on 01/12/2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 12, 2007

Kenneth L. Wagner
Associate General Counsel
Bank of America Corporation
NC1-002-29-01
101 S. Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/12/2007

Re: Bank of America Corporation
Incoming letter dated December 6, 2006

Dear Mr. Wagner:

This is in response to your letter dated December 6, 2006 concerning the shareholder proposal submitted to Bank of America by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002

PUBLIC REFERENCE COPY

January 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 6, 2006

The proposal requests that the board institute an annual policy of "reducing investments of the Corporation by five (05) percent annually" until Israel ceases certain "attacks on the Palestinian Authority and League of Arab States."

We are unable to concur in your view that Bank of America may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the entire discussion that begins with the heading "Reasons" and ends "End of Reasons" may be excluded under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(5). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Bank of America may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

RECEIVED

2006 DEC -7 PM 3:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Bank of America

KENNETH L. WAGNER
Associate General Counsel
Legal Department

December 6, 2006

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John Jennings Crapo

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal and supporting statement on July 24, 2006 (the "Proposal") from John Jennings Crapo for inclusion in the proxy materials for the Corporation's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Proposal is handwritten and, in some instances, illegible. For your convenience, a good faith transcription is attached as **Exhibit B** hereto. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2007 Annual Meeting for the reasons set forth herein.

GENERAL

The 2007 Annual Meeting is scheduled to be held on or about April 25, 2007. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2007 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2007 Annual Meeting.

Tel: 704.386.9036 Fax: 704.719.0843
kenneth.wagner@bankofamerica.com
Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

SUMMARY OF PROPOSAL

The Proposal requests that the Board of Directors "institute a policy of reducing investments of the Corporation by five (05) percent annually until such time as the State of Israel ceases its military, economic, and other political attacks on the Palestinian Authority and League of Arab States." The Proposal also asks for a report in future proxy statements regarding such reductions.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(5), Rule 14a-8(i)(7) and Rules 14a-8(d) and (f). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules. The Proposal may be excluded pursuant to Rule 14a-8(i)(5) because it is not economically or otherwise significantly related to the business of the Corporation. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations. Finally, the Proposal may be excluded pursuant to Rule 14a-8(d) and (f) because the Proposal, including its supporting statement, exceed the 500-word limitation.

1. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules.**

The Division has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Bank of America* (February 17, 1006) ("*Bank of America I*"); *Sara Lee Corporation* (March 31, 2004) ("*Sara Lee*"); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001). Rule 14a-8(i)(3) also permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In addition, *Staff Legal Bulletin No. 14B (CF)* (September 15, 2004) ("*SLAB 14B*") states that "[i]t is important to note that rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole." This Proponent has repeatedly submitted proposals and supporting statements that have been excludable under Rule 14a-8(i)(3). See *Bank of America I; The Proctor & Gamble Company* (June 30, 2005) ("*Proctor & Gamble*"); *American International Group, Inc.* (March 21, 2002); and *Tri-Continental Corporation* (March 14, 2000).

The Proposal is vague and indefinite. The Proposal seeks to link certain corporate action (i.e., investments in Israel) to the cessation of certain alleged actions taken by the State of Israel against the Palestinian Authority and the League of Arab States that the Proponent characterizes as "military," "economic" and "political." However, the Proposal does not define what actions must cease, or what actions are considered military, economic or political. The Corporation has no clear instructions regarding when investments in Israel are permissible. As a result, the Proposal is vague and indefinite and neither the Corporation nor stockholders voting on the Proposal would be able to determine with reasonable certainty exactly what action or measures would be required in the event the Proposal was adopted.

In addition, the supporting statement is rambling, illegible, false and misleading, offensive, anti-Semitic and is generally filled with paranoia and verbiage unrelated and irrelevant to the subject matter of the Proposal. The Corporation does not believe the supporting statement (and the Proposal) are suitable for presentation in the proxy materials for the 2007 Annual Meeting. The supporting statement includes a paragraph tracing the history of the Proponent's stock ownership. In addition, a sampling of the supporting statement includes the following points:

- that the Proponent is hated for being a stockholder activist and that "Board Chairmen, Presidents and Directors and other such Trustees detest and loathe him."
- that the Proponent "has long been a victim of oppression for his compassion for Arabs inconvenienced by invasion of their homelands by Jews. Jews have hated him the most - many have been social workers who have intimidated and threatened him with professional job and housing retaliation and other reprisals for his not violating national security as agents in Israel may steal atomic weapons";
- that the Proponent's "mother worked on the nuclear submarine and proponent like most has admired and revered that submarines inventor who lived and worked a long time one (01) of America's great heroes";
- that "Proponent was a victim of an unsuccessful by Jews who saw him using a urinal and saw he was circumcised. It was an elementary school latrine and he was told he was to be killed the succeeding day. He fled to his family for help and was denied help. One (01) of them was school department employee. He was chased into a corner and couldn't find a gate to escape. A neighbor of the elementary school rescued him from the gang"; and that "[t]hese Jews have relentlessly pursued him for a long time";
- That the Proponent has "habitated in conditions worse than one (01) might find in the Third World and Jews have failed to provide him with acceptable housing" and that the Proponent "has been homeless long time and frequently he's a victim of anti-Semitic talk which he's objected to and has said a more appropriate solution for the surviving Jews is to return to Europe and to be welcomed by the successors there of Herr Hitler and the forum to do that is not a stockholder meeting and presumably the Hague tribunal of Arbitration which Tsar Nicholas 2nd helped formed would be that form. Proponent resides in a shelter with recovering alcoholics, narcotic addicts, men in wheelchairs, etc. and one wheel chair man who whispers in ears when he tries to rest thereby making him not!!!";
- That "Anti Aryan hatred towards proponent was demonstrated by his alma mater when as sophomore he tried to introduce the President of the League of Arab States ("Arab League") to the membership of his organization and who was willing to travel there at his own expense from the Arabian peninsula. The organizations rebuffed and proponent was made to exit the

university"; that "Proponent attempted to introduce a similar proposal at another major national corporation and the no-action letters that came from the Commission said it was a humanitarian gesture worthy but about the great work Marshall Stalin whose courageous [illegible] prevented the invasion of Russia rendering it impossible for his legions to sweep across Europe and Asia to [illegible] with Herr Hitler's allies to liquidate every Chinese person living in China during the 1930's and 1940's"; and

- that the Proponent's "proposal is the correct route to pursue a final solution to the horrible and terminate the violence that is about the world that has it's genesis in the 1930's and 1940's."

Taken as a whole, the Proposal and supporting statement are anything but "clearly presented." The supporting statement in *Proctor & Gamble* contained several similar statements. The Proposal makes statements as if they were factually correct-- that the State of Israel has inflicted "military, economic, and other political attacks on the Palestinian Authority and League of Arab States" but the Proponent provides no factual or other support. As cited above, the Division has regularly permitted exclusion of all or portions of a proposal and supporting statement. In this instant, the Corporation believes that the entire Proposal and supporting statement should be excluded.

As discussed in *SLAB 14B*, the Proposal and its supporting statement have numerous defects that support their exclusion under Rule 14a-8(i)(3). Under *SLAB 14B*, the Division will continue to permit the exclusions of proposals under Rule 14a-8(i)(3) that include:

- "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation;. . ."
- "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and
- substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

Based on the foregoing, the Corporation believe that the Proposal and supporting statement are clearly contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements and may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(5) because The Proposal is not significantly related to the business of the Corporation

Rule 14a-8(i)(5) permits exclusion of a proposal which relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year and (iv) is not otherwise significantly related to the company's business. *See Merck & Co., Inc.* (January 4, 2006); *The Proctor & Gamble Company* (August 11, 2003); and *Hewlett-Packard Company* (January 7, 2003) ("*HPC*").

As of and for the year ended December 31, 2005 and the nine months ended September 30, 2005, the Corporation, on a consolidated basis, had total assets of $1.3 trillion and $1.45 trillion, respectively, revenues of $56.1 billion and $54.6 billion, respectively, and net income of $16.5 billion and $15.9 billion. For the most recent fiscal year end December 31, 2005 and the nine months ended September 30, 2006, the Corporation generated no revenues or net income from operations present in Israel.[1] The Corporations has no employees, branches or automated teller machines (ATMs) in Israel. The Corporation has de minimus assets in Israel, its only two Israel based subsidiaries having been dormant for a number of years. Those two subsidiaries are in the process of being liquidated and that process is expected to be completed by June 30, 2007. Based on these facts, the Proposal is not economically or otherwise significant to the Corporation's business inside or outside of Israel.

In *HPC*, a similar proposal required the company to "relocate or close its offices in Israel, divest itself of any land owned in Israel and send a letter regarding Israel's violations of U.N. resolutions and international human rights standards." In *HPC*, the company's operations that related to Israel accounted for less than one percent of its assets at the end of its most recent fiscal year, under 3.5% of its net earnings (net loss) for its most recent fiscal year and approximately 0.1% of its net revenues for its most recent fiscal year. In addition, the proposal also related to operations of the company which it argued were not otherwise significantly related to its business. The Division found that the proposal in *HPC* was excludable under Rule 14a-8(i)(5) and noted the company's representation that the amount of revenues, earnings and assets attributable to the company's operations in Israel were less than five percent and the proposal was not otherwise significantly related to the company's business.

The Division has found that proposals regarding divestment from Israel are not otherwise significantly related to a company's business. See *American Telephone and Telegraph Co.* (January 30, 1992) ("*AT&T*"); and *Motorola, Inc.* (February 21, 1995). In *AT&T*, the proposal at issue requested the company's board of directors "take the necessary steps to phase out all sales of AT&T products and services to the state of Israel and Israeli businesses." The Division, in permitting omission of the proposal noted that the company satisfied the economic tests and that the policy issue raised by the proposal, "Israel's treatment of Palestinians, is not significant, and in fact is not related, to AT&T's business." Subsequently, the Commission declined a request to review the position taken by the

[1] The Corporation does generate an insignificant amount of cross-border revenues from clients based in Israel, but does not have active operations based in Israel Obviously the Corporation cannot control where its clients live or operate.

Division. In *Motorola* a proposal requested that the company's board establish a policy to prohibit the sale of products or provision of services to any settlement, including persons residing in those settlements, located in the "Occupied Territories" where Israeli settlements exist. In finding that the proposal was excludable, the Division noted that the company satisfied the economic tests and reiterated that "the policy issue raised by the proposal, Israeli settlements in the Occupied Territories, is not otherwise significantly related to the Company's business." Similarly, in *J.P. Morgan & Co. Incorporated* (February 5, 1999) ("*J.P. Morgan*") a proposal mandated that the company discontinue banking services with Swiss entities "until such time as all the claims are settled by financial institutions of Switzerland and complete and total restitution is made to other heirs of the victims of the homicides by the government of the Third Reich and it's (sic) partner (sic) the Kingdom of Italy and the Empire of Japan." While the *J.P. Morgan* proposal raised a serious social issue, it was an issue that bore no direct connection to the company's relatively minor Swiss operations. The Division found the J.P. Morgan proposal excludable under Rule 14a-8(i)(5).

As was the case in the situations referenced above, the Corporation clearly satisfies the economic tests of Rule 14a-8(i)(5) and the policy issue raised by the proposal, Israel's alleged "military, economic, and other political attacks on the Palestinian Authority and League of Arab States" is not significant, and in fact is not in any way related, to the Corporation's business as a whole. Rather, the Proposal only addresses the general concerns of the Proponent. For the reasons set forth above, the Corporation believes the Proposal may be omitted from the proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(i)(5).

3. **The Corporation may omit the Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.**

Rule 14a-8(i)(7) allows a company to omit a proposal that deals with a matter relating to the conduct of the ordinary business operations of the company. The Proposal amounts to a request that the shareholders be able to block the directors and management from exercising discretion as to the location where the Company and its subsidiaries may do business. The management of these issues constitute the day-to-day ordinary business of the Corporation.

The Corporation has operations around the world. The determination of where to operate its business and provide client services is within the scope of the Corporation's management, as part of the normal or routine practice in running the Corporation's operations. In addition, the locations where Corporation chooses to conduct its business operations is a matter of ordinary business and does not raise significant social policy issues. The Division precedent discussed above under Rule 14a-8(i)(5) lend further support to this view. These day-to-day choices are exactly the type contemplated by the Commission as fundamental to management's ability to run a company on a day-to-day basis. *See AT&T Corp.* (March 6, 2001) (excluding a proposal related to the placement of operating equipment); *MCI Worldcom, Inc.* (April 20, 2001) (excluding a proposal related to the determination of the location of office or operating facilities); and *McDonald's Corporation* (March 3, 1997) (excluding a proposal related to plant location under Rule 14a-8(c)(7).

The Corporation believes that it is clear that the Proposal addresses ordinary business matters that are part of the day-to day exercise of management responsibility. Accordingly, the Corporation believes that the Proposal may be omitted from its proxy materials for its 2007 Annual Meeting based on Rule 14a-8(i)(7).

4. The Corporation may omit the Proposal pursuant to Rules 14a-8(d) and (f) because the Proposal, including its supporting statement, exceeds the 500 word limitation.

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2007 Annual Meeting pursuant to Rules 14a-8(d) and 14a-8(f). Under Rule 14a-8(d) a stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. In addition, the Division has routinely permitted the omission of a stockholder proposal from proxy materials where a proponent failed to revise a proposal to comply with the 500-word limitation. See *Bank of America Corporation* (January 27, 2005); *Proctor & Gamble Company* (August 10, 2004); and *Amgen, Inc.* (January 12, 2004).

By certified letter dated October 19, 2006 (the "Request Letter"), the Corporation requested that the Proponent revise the Proposal and supporting statement to comply with the 500-word limitation.[2] The Request Letter specifically stated that the revised Proposal must be provided to the Corporation within 14 calendar days of the Proponent's receipt of the Request Letter. In addition, the Request Letter provided the relevant provisions of Rule 14a-8. Based on the return receipt, the Request Letter was received by the Proponent on October 24, 2006. A copy of the Request Letter and evidence of its receipt by the Proponent are attached hereto as **Exhibit C**. As of the date of this letter, the Proponent has not revised his Proposal to comply with the 500 word limitation.

Although the Corporation's Request Letter was not initially sent within 14 days of its receipt of the Proposal, the Proponent was given the full benefit of Rule 14a-8(f). In effect, the Proponent had several months, in addition to the 14 days provided in the Request Letter, to revise his Proposal to comply with the 500 word limitation. In addition, we note that the Proponent is a seasoned veteran in Rule 14a-8 and shareholder proposal submissions. The Proponent was not prejudiced in anyway by the delayed Request Letter. We are quite confident that the Proponent knows or should have known that Rule 14a-8 proposals must not exceed 500 words. Accordingly, because the Proponent failed to cure, in a timely manner, the deficiency noted above, the Corporation believes it may omit the Proposal from its proxy materials for the 2007 Annual Meeting pursuant to Rule 14a-8(f).

[2] The Request Letter also requested that the Proponent provided a written statement of his intention to continue to hold his securities through the 2007 Annual Meeting as required by Rule 14a-8(b). However, after deciphering the Proponent's submission, it was determined that the required statement was provided in the original submission.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2007 Annual Meeting. Based on the Corporation's timetable for the 2007 Annual Meeting, a response from the Division by February 3, 2007 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Kenneth L. Wagner
Associate General Counsel

cc: William J. Mostyn III
John Jennings Crapo

EXHIBIT A

OFFICE OF THE
JUL [illegible] 2006
CORPORATE SECRETARY

JOHN JENNINGS CRAPO ("Shareholder CRAPO")
Homeless old man. Homeless Shelter
POBox 400191 CAMBRIDGE MA 02140-0002
One (01) of four (04) pages
Via Certified mail 22 20 June 2006
return receipt requested ("CMRRR")
art# 7006 0100 ... 6856 courtesy Copy
7006 0100 ... 9793
BANK OF AMERICA CORPORATION Attn PLEASE CORPORATION SECRETARY
100 TRYON Street CHARLOTTE NC 28202-4000

MY shareholder proposal submission to said corporation Next forthcoming stockholder meeting BANK of AMERICA Corporation of assembled shareholders and proxies convened for purpose of a Shareholder Meeting

Dear Mister Corporation Secretary

shareholder proposal

We shareholders and proxies convened as an assembled of shareholders do hereby request the Board of Directors ("Directors") OF BANK OF America Corporation do as follows

INStitute an annual policy of reducing investments of the Corporation by five (05) percent annually until such time as the state of Israel ceases it's military, economic, and other political attacks on the Palestinian authority and League of Arab States ("Arab League") members

We ask in proxy statement of the Corporation for a complete report of each five (05) percent reduction or decision not to so reduce

Reasons

Shareholder proponent is well known in the area of stockholder activisism in having proposed introduced and submitted shareholder proposals to numerous national corporations, and introducing & presenting them for long time, and he's hated for doing that although it's fiduciary duty of all shareholders to do this. The law mandate this shareholder activism. Board chairmen, Presidents & Directors & other such Trustees detest and loth him. For a long time his ownership has been highly in stockownership this corporation and it's [illegible] qualifying his shareholder proposals for

More

Shareholder Crapo to BNK of AM CORP.
P. two(02) of four (04) pages
June twenty-second (22nd) 2006

for introduction in the proxy statement. He's owner of qualifying stock in New Bedford Institution for Savings headquarters in city where he was born, Fleet Financial Corp (Headquarters in city where his parents were married), First National National Bank of Boston, et cetera the stock ownership is more than the US Securities & Exchange Commission ("COMMISSION") threshold for introduction on such proposals and he plans to continue the stock ownership until at least thirteen (13) minutes have expired after the shareholders meeting has adjourned that balloted on his proposal. Proponent plans to present the shareholder proposal

Shareholder proponent has long been a victim of oppression for his compassion for Arabs inconvenienced by an invasion of their homelands by Jews. Jews have hated him the most - many have been social workers who have intimidated & threatened him with professional, job, and housing retaliation and other reprisals for his not violating national security so agents of Israel may steal atomic weapons. His mother worked on the nuclear submarine, and proponent like most has admired and revered that submarine's inventor who lived and worked a long time - one (01) of America's great heroes. Briefly we state

Proponent was a victim of an unsuccessful by Jews who saw him using a urinal and saw he was circumcised. It was an elementary school latrine & he was told he was to be killed the succeeding day. He fled to his family for help and was

more

denied help. one (01) of them was school department employee. He was chased into a corner & couldn't find a gate to escape. a neighbor of the elementary school rescued him from the gang

these Jews have relentlessly pursued him for long time his habitation in conditions worse than one (01) might find in the Third World and Jews have failed to provide him with acceptable housing. He's been homeless long time and frequently he's a victim anti semitic talk which he's objected to & has said a more appropriate solution for the surviving Jews is to return to Europe & to be welcommed by the successors there of ~~Herr Hitler~~ / HERR Hitler and the forum to do that is not a stockholder Meeting & presumably the Hague tribunal of arbitration which Tzar Nicholas 2nd helped found would be that forum. Proponent resides in a shelter with recovering alcoholics, narcotics addicts, men in wheel chairs, etc & one wheel chair man who whispers in ears when he tries to rest & thereby making him not!!!

anti aryan hatred towards proponent was demonstrated by his alma mater when as sophomore he tried to introduce the President of the League of Arab States ("Arab League") to the membership of his organization & who was willing to travel there at his own expense from the Arabian peninsular. the organization rebuffed and proponent was made to exit the university.

Proponent attempted to introduce a similar proposal at another ~~stat~~ major national corporation

more

and the no-action letter that came from the commission - said it was a humanitarian gesture worthy but about the great work MARSHALL STALIN whose courageous prevents the invasion of Russia rendering it IMPossible for his legions to sweep accross Europe + asia to completely unto Herr Hitler's allies to liquidate every chinese person living IN china china, during the 1930's and 1940's

We think that shareholders proponent's proposal is the correct route to pursue a final solution to the trouble and terminate the violence that is about the world that has it's genesis IN the 1930's and 1940's

end of reasons.

Shareholder proponent looks forward to questions comments re: this submission via US Postal Service at his Post office Box and comments that way and Not on the premises of any homeless & other shelter or any other facility elsewhere which can result IN Violence, desertions, absences without leave, et cetera of US and other allied soldiers IN the IRAQ circumstances, and at Central Asia as well.

Sincerely & politely

(shareholder) John Jennings Crako

JJC/jjc C.C. to 1tm USA Securities & Exchange Commission Via CMRRR.

John Jennings Crapo, Stockholder
Homeless old man, Homeless Shelter
PO Box 400151
CAMBRIDGE MA 02140-0002

22 June 2006

via cmail
US Securities & Exchange Commission ("Commission")
Div. of Corporation Finance
attn please Director of Div. of Corp Fin
Washington DC
re: shareholder proposal to
Bank of America Corp

Dear Commission

Enclosed I call to your attention my four (04) page shareholder proposal to Bank of America Corporation which I send certified mail return receipt requested which I ask you to attend to as soon as possible

Sincerely, briefly

John Jennings Crapo

Encl:

c.c. to said office of Corp. Secretary
Bank of America Corp via cmail

EXHIBIT B

Good Faith Translation of Crapo Proposal

We shareholders and proxies convened as an assembled of shareholders do herby request the Board of Directors ("Directors") of Bank of America Corporation do as follows:

Institute an annual policy of reducing investments of the Corporation by five (05) percent annually until such time as the State of Israel ceases it's military, economic and other political attacks on the Palestinian Authority and League of Arab States ("Arab League") members.

We ask in proxy statements as the Corporation for a complete report of each five (05) per cent reduction or decisions not to so reduce.

Reasons

Shareholder proponent is well known in the area of stockholder activism in having proposed introduced and submitted shareholder proposals to numerous national corporations, and introductions and presenting them for long time, and he's hated for doing that although it's fiduciary duty of all shareholders to do this the law mandates this shareholder activism. Board Chairmen, Presidents and Directors and other such Trustees detest and loathe him. For a long time his ownership has been [illegible] in stockownership this corporation and its predecessors qualifying his shareholder proposals for more for introducing him in the proxy statement. He's owner of qualifying stock in New Bedford Institution for Savings headquartered in city where he was born, Fleet Financial Corp. (headquartered in city where his parents were married). First National Bank of Boston, etc. the stock ownership is more than the U.S. Securities and Exchange Commission ("Commission") threshold for introduction such proposals and he plans to continue the stock ownerships until at least thirteen (13) months have expired after the shareholder meeting has adjourned that balloted on his proposal. Proponent plans to present the shareholder proposal.

Shareholder proponents has long been a victim of oppression for his compassion for Arabs inconvenienced by invasion of their homelands by Jews. Jews have hated him the most - many have been social workers who have intimidated and threatened him with professional job and housing retaliation and other reprisals for his not violating national security as agents in Israel may steal atomic weapons. His mother worked on the nuclear submarine and proponent like most has admired and revered that submarines inventor who lived and worked a long time one (01) of America's great heroes.

Briefly we state

Proponent was a victim of an unsuccessful by Jews who saw him using a urinal and saw he was circumcised. It was an elementary school latrine and he was told he was to be killed the succeeding day. He fled to his family for help and was denied help. One (01) of them was school department employee. He was chased into a corner and couldn't' find a gate to escape. A neighbor of the elementary school rescued him from the gang.

These Jews have relentlessly pursued him for a long time. He's habitated in conditions worse than one (01) might find in the Third World and Jews have failed to provide him with acceptable housing. He's been homeless long time and frequently he's a victim of anti-Semitic talk which he's objected to and has said a more appropriate solution for the surviving Jews is to return to Europe and to be welcomed by the successors there of Herr Hitler and the forum to do that is not a stockholder meeting and presumably the Hague tribunal of Arbitration which Tsar Nicholas 2nd helped formed would be that form. Proponent resides in a shelter with recovering alcoholics, narcotic addicts, men in wheelchairs, etc. and one wheel chair man who whispers in ears when he tries to rest thereby making him not!!!

Anti Aryan hatred towards proponent was demonstrated by his alma mater when as sophomore he tried to introduce the President of the League of Arab States ("Arab League") to the membership of his organization and who was willing to travel there at his own expense from the Arabian peninsula. The organizations rebuffed and proponent was made to exit the university. Proponent attempted to introduce a similar proposal at another major national corporation and the no-action letters that came from the Commission said it was a humanitarian gesture worthy but about the great work Marshall Stalin whose courageous [illegible] prevented the invasion of Russia rendering it impossible for his legions to sweep across Europe and Asia to [illegible] with Herr Hitler's allies to liquidate every Chinese person living in China during the 1930's and 1940's.

We think that shareholders proponent's proposal is the correct route to pursue a final solution to the horrible and terminate the violence that is about the world that has it's genesis in the 1930's and 1940's.

End of Reasons.

EXHIBIT C

Bank of America

Legal Department

October 19. 2006

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Crapo:

We received your request to include a stockholder proposal in the Corporation's 2007 annual proxy statement. In order to properly consider your proposal for inclusion in the Corporation's proxy statement, you must meet certain eligibility requirements. We were able to verify that you have continuously held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year by the date you submitted your request to include a stockholder proposal in the Corporation's 2007 annual proxy statement. However, in accordance with Rule 14a-8(b) of the Securities and Exchange Commission ("SEC"), we need for you to provide a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.

Furthermore, under SEC Rule 14a-8(d), a stockholder proposal and the accompanying statement may not exceed 500 words. Although your proposal and the supporting statement exceed this limit, you may submit a revised proposal under SEC Rule 14a-8(f). Please note, however, if you do not provide a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders and you do not submit a revised proposal that complies with the 500 word limitation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our 2007 proxy statement. For your convenience, I have attached a copy of the relevant SEC provisions, Rule 14a-8(b)(d) and (f).

Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

Notwithstanding the foregoing, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send any future correspondence to my attention: William J. Mostyn III, Corporate Secretary, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

Very truly yours,

William J. Mostyn III /kmo

William J. Mostyn III
General Deputy Counsel and
Corporate Secretary

Attachment

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. John J. Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) John J. CRAPO

B. Date of Delivery 24 Oct 2006

C. Signature J. J. Crapo ☐ Agent ☒ Addressee

xWonderous Shareholder

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

02140-9998
Delivery Courtesy
of Ceteria

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? *(Extra Fee)* ☐ Yes

2. Article Number *(Copy from service label)* 7003 1010 0000 8694 6773

PS Form 381' uly 1999 stic Return Receipt 102595-00-M-0952

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END